Exhibit 12.1

JETBLUE AIRWAYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Earnings:
Income before income taxes	$36,514	$65,451	$62,278	$95,503
Less: Capitalized interest	(1,810)	(1,221)	(3,386)	(2,242)
Add:
Fixed charges	27,388	18,188	51,599	35,479
Amortization of capitalized interest	142	113	276	225
Adjusted earnings	$62,234	$82,531	$110,767	$128,965

Fixed charges:
Interest expense	$12,165	$5,794	$21,656	$11,758
Amortization of debt costs	354	229	684	459
Rent expense representative of interest	14,869	12,165	29,259	23,262
Total fixed charges	$27,388	$18,188	$51,599	$35,479

Ratio of earnings to fixed charges	2.27	4.54	2.15	3.64